Exhibit 12.1

Oglethorpe Power Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended September 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008

Computation of Ratio of Earnings to Fixed Charges:
Net margin	$66,630	$39,320	$37,737	$33,733	$26,390	$19,259
Less: income from equity investees	(3)	(1,576)	(1,656)	(1,657)	(1,508)	(1,369)
Adjusted net margin	66,627	37,744	36,081	32,076	24,882	17,890

Interest expense	232,597	307,482	296,138	266,641	240,743	218,042
Less: interest capitalized during period	(73,013)	(83,892)	(72,692)	(41,593)	(19,345)	(12,259)
Amortization of deferred debt expense	12,013	20,410	20,901	24,119	19,062	15,418
Interest portion of rental expense	1,953	2,649	2,658	2,683	2,671	2,078
Earnings	240,177	284,393	283,086	283,926	268,013	241,169

Interest expense	232,597	307,482	296,138	266,641	240,743	218,042
Amortization of deferred debt expense	12,013	20,410	20,901	24,119	19,062	15,418
Interest portion of rental expense	1,953	2,649	2,658	2,683	2,671	2,078
Fixed Charges	$246,563	$330,541	$319,697	$293,443	$262,476	$235,538

Ratio of Earnings to Fixed Charges	0.97 (1)	0.86 (2)	0.89 (3)	0.97 (4)	1.02	1.02

(1)                                 The dollar amount for the deficiency for the nine-months ended September 30, 2013 is $6,386,000.

(2)                                 The dollar amount for the deficiency for the fiscal year ended December 31, 2012 is $46,148,000.

(3)                                 The dollar amount for the deficiency for the fiscal year ended December 31, 2011 is $36,611,000.

(4)                                 The dollar amount for the deficiency for the fiscal year ended December 31, 2010 is $9,517.000.